REIA Investments, LLC
5535 Fredericksburg Rd., Suite 110
San Antonio, TX 78229
210-979-0700

July 8, 2014

Folake Ayoola
Securities Exchange Commission

Re: REIA INVESTMENTS, LLC (the "Company") filing pursuant to Regulation A of the Securities Act of 1933 Request for Acceleration

Dear Ms. Ayoola:

We are hereby requesting acceleration of qualification of the above referenced Form 1-A, as amended, in accordance with Rule 461 under the Securities Act of 1933. We are requesting qualification as of 4:00 P.M. EST on Thursday, July 10, 2014 or as soon as there after practicable.

In conjunction with this request for acceleration of the qualification date of the above referenced Form 1-A, the issuer acknowledges that:

- the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert the Commission's action of declaring the filing qualified as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information to grant qualification, please advise.

Please notify the undersigned upon qualification of the Form 1-A at to the Company's Securities Counsel at jillian@jilliansidoti.com.

Thank you for your assistance.

Sincerely,

/s/
Tom Hennigan
Managing Member of
REIA Investments Management, LLC